UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

GULFSLOPE ENERGY, INC.
(Name of Issuer)

Common Stock, $0.001 par value (the “Common Stock”)
(Title of Class of Securities)

40273W105
(CUSIP Number)

Leora Pratt Levin
Delek Group Ltd.
19 Abba Eban Blvd. P.O.B. 2054
Herzliya 4612001, Israel
Tel: (+972 9) 8638492
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40273W105
1.	Names of Reporting Persons SHARON ITSHAK
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 301,426,999*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 301,426,999*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 301,426,999*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13.	Percent of Class Represented by Amount in Row (11) 26.1%**
14.	Type of Reporting Person (See Instructions) IN
* Consists of (i) 276,518,459 shares of common stock, $0.001 par value (the “Common Stock”), of GulfSlope Energy, Inc. (the “Issuer”) held of record by Delek GOM Investments, LLC. (“Delek GOM Investments”); and (ii) 24,908,540 shares of Common Stock, or the maximum number of shares issuable upon conversion of a convertible debenture at a conversion price of $0.05 at Delek GOM Investment’s option on December 23, 2019, the 60th day after the filing date of this Schedule 13D, including (A) principal of $1,220,548 and (B) accrued and unpaid principal as of that date (based on an interest rate of 12% per annum) of $24,879.  See Item 2 of the Original Schedule 13D for information on the reporting person’s indirect beneficial ownership of the shares of Common Stock.

** This percentage is calculated based on (i) information set forth in the Issuer’s Amendment No. 1 to the Registration Statement on Form S-1 (“Form S-1/A”) filed with the Securities and Exchange Commission (“SEC”) on October 18, 2019, according to which there were 1,092,266,844 shares of Common Stock outstanding as of October 14, 2019, (ii) 38,423,221 shares of Common Stock issued to Delek GOM Investments on October 22, 2019 and (iii) 24,908,540 shares of Common Stock, the maximum number of shares issuable upon conversion of a convertible debenture held by Delek GOM Investments at a conversion price of $0.05 on December 23, 2019, the 60th day after the filing of this Schedule 13D, including principal of $1,220,548 and accrued and unpaid principal as of that date (based on an interest rate of 12% per annum) of $24,879.

CUSIP No. 40273W105
1.	Names of Reporting Persons DELEK GROUP LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 301,426,999*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 301,426,999*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 301,426,999*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13.	Percent of Class Represented by Amount in Row (11) 26.1%**
14.	Type of Reporting Person (See Instructions) CO
* Consists of (i) 276,518,459 shares of Common Stock of Issuer held of record by Delek GOM Investments; and (ii) 24,908,540 shares of Common Stock, or the maximum number of shares issuable upon conversion of a convertible debenture at a conversion price of $0.05 at Delek GOM Investment’s option on December 23, 2019, the 60th day after the filing date of this Schedule 13D, including (A) principal of $1,220,548 and (B) accrued and unpaid principal as of that date (based on an interest rate of 12% per annum) of $24,879.  See Item 2 of the Original Schedule 13D for information on the reporting person’s indirect beneficial ownership of the shares of Common Stock.

** This percentage is calculated based on (i) information set forth in the Issuer’s Form S-1/A filed with the SEC on October 18, 2019, according to which there were 1,092,266,844 shares of Common Stock outstanding as of October 14, 2019, (ii) 38,423,221 shares of Common Stock issued to Delek GOM Investments on October 22, 2019 and (iii) 24,908,540 shares of Common Stock, the maximum number of shares issuable upon conversion of a convertible debenture held by Delek GOM Investments at a conversion price of $0.05 on December 23, 2019, the 60th day after the filing of this Schedule 13D, including principal of $1,220,548 and accrued and unpaid principal as of that date (based on an interest rate of 12% per annum) of $24,879.

CUSIP No. 40273W105
1.	Names of Reporting Persons DKL INVESTMENTS LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 301,426,999*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 301,426,999*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 301,426,999*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13.	Percent of Class Represented by Amount in Row (11) 26.1%**
14.	Type of Reporting Person (See Instructions) CO
* Consists of (i) 276,518,459 shares of Common Stock of Issuer held of record by Delek GOM Investments; and (ii) 24,908,540 shares of Common Stock, or the maximum number of shares issuable upon conversion of a convertible debenture at a conversion price of $0.05 at Delek GOM Investment’s option on December 23, 2019, the 60th day after the filing date of this Schedule 13D, including (A) principal of $1,220,548 and (B) accrued and unpaid principal as of that date (based on an interest rate of 12% per annum) of $24,879.  See Item 2 of the Original Schedule 13D for information on the reporting person’s indirect beneficial ownership of the shares of Common Stock.

** This percentage is calculated based on (i) information set forth in the Issuer’s Form S-1/A filed with the SEC on October 18, 2019, according to which there were 1,092,266,844 shares of Common Stock outstanding as of October 14, 2019, (ii) 38,423,221 shares of Common Stock issued to Delek GOM Investments on October 22, 2019 and (iii) 24,908,540 shares of Common Stock, the maximum number of shares issuable upon conversion of a convertible debenture held by Delek GOM Investments at a conversion price of $0.05 on December 23, 2019, the 60th day after the filing of this Schedule 13D, including principal of $1,220,548 and accrued and unpaid principal as of that date (based on an interest rate of 12% per annum) of $24,879.

CUSIP No. 40273W105
1.	Names of Reporting Persons DELEK GOM HOLDINGS, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 301,426,999*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 301,426,999*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 301,426,999*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13.	Percent of Class Represented by Amount in Row (11) 26.1%**
14.	Type of Reporting Person (See Instructions) OO
* Consists of (i) 276,518,459 shares of Common Stock of Issuer held of record by Delek GOM Investments; and (ii) 24,908,540 shares of Common Stock, or the maximum number of shares issuable upon conversion of a convertible debenture at a conversion price of $0.05 at Delek GOM Investment’s option on December 23, 2019, the 60th day after the filing date of this Schedule 13D, including (A) principal of $1,220,548 and (B) accrued and unpaid principal as of that date (based on an interest rate of 12% per annum) of $24,879.  See Item 2 of the Original Schedule 13D for information on the reporting person’s indirect beneficial ownership of the shares of Common Stock.

** This percentage is calculated based on (i) information set forth in the Issuer’s Form S-1/A filed with the SEC on October 18, 2019, according to which there were 1,092,266,844 shares of Common Stock outstanding as of October 14, 2019, (ii) 38,423,221 shares of Common Stock issued to Delek GOM Investments on October 22, 2019 and (iii) 24,908,540 shares of Common Stock, the maximum number of shares issuable upon conversion of a convertible debenture held by Delek GOM Investments at a conversion price of $0.05 on December 23, 2019, the 60th day after the filing of this Schedule 13D, including principal of $1,220,548 and accrued and unpaid principal as of that date (based on an interest rate of 12% per annum) of $24,879.

CUSIP No. 40273W105
1.	Names of Reporting Persons DELEK GOM INVESTMENTS, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 301,426,999*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 301,426,999*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 301,426,999*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13.	Percent of Class Represented by Amount in Row (11) 26.1%**
14.	Type of Reporting Person (See Instructions) OO
* Consists of (i) 276,518,459 shares of Common Stock of Issuer held of record by Delek GOM Investments; and (ii) 24,908,540 shares of Common Stock, or the maximum number of shares issuable upon conversion of a convertible debenture at a conversion price of $0.05 at Delek GOM Investment’s option on December 23, 2019, the 60th day after the filing date of this Schedule 13D, including (A) principal of $1,220,548 and (B) accrued and unpaid principal as of that date (based on an interest rate of 12% per annum) of $24,879.  See Item 2 of the Original Schedule 13D for information on the reporting person’s indirect beneficial ownership of the shares of Common Stock.

** This percentage is calculated based on (i) information set forth in the Issuer’s Form S-1/A filed with the SEC on October 18, 2019, according to which there were 1,092,266,844 shares of Common Stock outstanding as of October 14, 2019, (ii) 38,423,221 shares of Common Stock issued to Delek GOM Investments on October 22, 2019 and (iii) 24,908,540 shares of Common Stock, the maximum number of shares issuable upon conversion of a convertible debenture held by Delek GOM Investments at a conversion price of $0.05 on December 23, 2019, the 60th day after the filing of this Schedule 13D, including principal of $1,220,548 and accrued and unpaid principal as of that date (based on an interest rate of 12% per annum) of $24,879.

Introductory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the SEC on March 7, 2019, as amended by Amendment No. 1 to Schedule 13D on March 27, 2019 (as amended by Amendment No. 1, the “Original Schedule 13D” and, the Original Schedule 13D as amended by Amendment No. 2, the “Schedule 13D”), on behalf of the Reporting Persons with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of GulfSlope Energy, Inc., a Delaware corporation (the “Issuer”). The Original Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 2.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On October 22, 2019, the Issuer and Delek GOM Investments, LLC (“Delek GOM Investments”) entered into a Post-Drilling Agreement Regarding Certain Issues (“Post-Drilling Agreement”) pursuant to which the Issuer issued 38,423,221 shares of Common Stock (the “Insurance Proceeds Shares”) to Delek GOM Investment as compensation with respect to certain insurance proceeds.

As payoff for the Issuer’s outstanding obligations of $1,220,548 (“Term Loan Payoff”) under the Term Loan Agreement, the Issuer agreed to issue a convertible debenture (the “Convertible Debenture”) to Delek GOM Investments in a principal amount equal to the Term Loan Payoff of $1,220,548.

Item 5.  Purpose of Transaction

a.	Aggregate number and percentage of securities.

Delek GOM Investments is the owner of record of 276,518,459 shares of Common Stock beneficially owned pursuant to its exercise of the Warrants and receipt of the Insurance Proceeds Shares.  Delek GOM Investments is also the beneficial owner of the 24,908,540 shares of Common Stock, the maximum number of shares issuable upon the conversion of the Convertible Debenture.  Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Common Stock beneficially owned by Delek GOM Investments.

See also items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons. The ownership percentages reported in this Schedule 13D are based on (i) an aggregate of 1,092,266,844 shares of Common Stock outstanding as of October 14, 2019 as reported in the Issuer’s Amendment No. 1 to Registration Statement on Form S-1 filed on October 18, 2019, (ii) the Insurance Proceeds Shares, consisting of 38,423,221 shares of Common Stock directly owned by Delek GOM Investments and (iii) 24,908,540 shares of Common Stock, the maximum number of shares of Common Stock issuable upon conversion at Delek GOM Investment’s option of the Convertible Debenture at a conversion price of $0.05, assuming conversion occurs on December 23, 2019, or the 60th day after the filing date of this Schedule 13D. This amount includes the conversion of (a) principal of $1,220,548 and (b) accrued and unpaid interest (accruing at 12% per annum) of $24,879 as of that date.

b.
Power to vote and dispose. See items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

c.
Transactions within the past 60 days. Except for the information set forth herein, including in Items 3, 4 and 6, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

d.	Certain rights of other persons. Not applicable.

e.	Date ceased to be a 5% owner. Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

The information in Item 3 regarding the terms of the Term Loan Agreement and the Warrants is incorporated by reference herein to the extent applicable.

Participation Agreement

On January 1, 2018, the Issuer entered into a participation agreement (the “Participation Agreement”) with Delek GOM Investments, a subsidiary of Delek Group, and Texas South Energy, Inc. (“Texas South”) governing the parties’ participation in the drilling of a multi-phase exploration program targeting the Issuer’s prospects located on the Issuer’s existing leases. Pursuant to the Participation Agreement, Delek Group will have the right to enter into a stock purchase agreement to purchase up to 5% of the Issuer’s Common Stock for each phase (capped at 20% in the aggregate), upon the fulfillment of milestones and obligations for each phase, at a price per share equal to a 10% discount to the 30-day weighted average closing price for the Common Stock preceding the purchase.  This right to enter into a stock purchase agreement to purchase shares of the Issuer’s Common Stock will expire on January 1, 2020.  On March 11, 2019, Delek GOM Investments notified the Issuer that it is exercising such right under the Participation Agreement to enter into a stock purchase agreement.   The Parties have not yet entered into any stock purchase agreement or any other agreement with respect to the exercise of the right.

Term Loan Agreement

On March 1, 2019, the Issuer entered into the Term Loan Agreement by and between the Issuer, as borrower, and Delek GOM Investments, as lender.  In the Term Loan Agreement, Delek GOM Investments agreed to provide the Issuer with multiple draw term loans in an aggregate stated principal amount of up to $11.0 million (the “Term Loan Facility” and the loans thereunder, the “Loans”).  As of March 7, 2019, the Issuer had borrowed a total of $10.0 million under the Term Loan Facility. The maturity date of the Term Loan Facility is six months following the closing date of the Term Loan Agreement.  Until such maturity date, the Loans under the Term Loan Agreement shall bear interest at a rate per annum equal to 5.0%, payable in arrears on the maturity date.  If an event of default occurs, all Loans under the Term Loan Agreement shall bear interest at a rate equal to 7.0%, payable on demand.  The Term Loan Agreement contains certain customary representations and warranties, certain affirmative and negative covenants and certain events of default.  Amounts outstanding under the Term Loan Agreement are secured by a security interest in substantially all of the properties and assets of the Issuer.

In connection with the exercise of the Warrants, Delek GOM Investments extinguished the Issuer’s outstanding obligations under the Term Loan Agreement as of March 6, 2019.  If the Issuer requests additional Loans up to $1.0 million under the Term Loan Agreement, the Issuer will be obligated to issue a new warrant to purchase the number of shares of Common Stock equal to the quotient of the total Loans divided by $0.042, with an exercise price of $0.042 per share.

Registration Rights Agreement

On March 25, 2019, the Issuer and Delek GOM Investments entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which the Issuer has agreed to file a registration statement upon demand relating to the registered resale from time to time of (i) shares of Common Stock issued or issuable upon the exercise of the Warrants and (ii) certain other shares of Common Stock owned or acquired by Delek GOM Investments or its affiliates.  The Registration Rights Agreement also provides piggyback registration rights.   In connection with the Post-Drilling Agreement, the Issuer has agreed to amend the Registration Rights Agreement to include the shares of Common Stock underlying the Convertible Debenture and the Insurance Proceeds Shares.

Post-Drilling Agreement

On October 22, 2019, the Issuer entered into the Post-Drilling Agreement pursuant to which, among other items, the Issuer agreed to issue the Insurance Proceeds Shares and issue the Convertible Debenture, as described below, as payment of the Term Loan Payoff under the Term Loan Agreement.  In addition, the Issuer agreed to amend the Registration Rights Agreement as described above.

Convertible Debenture

On October 22, 2019, the Issuer issued the Convertible Debenture to Delek GOM Investments.  The Convertible Debenture is convertible at the option of Delek GOM Investments at any time in whole or in part for up to 24,410,960 shares of Common Stock at a conversion price of $0.05 per share.  Interest on the Convertible Debenture is accruable at 12% per annum and the maturity of the Convertible Debenture is October 22, 2020 (which interest rate will increase to 15% per annum upon any Event of Default).  The Issuer has a right to prepay the Convertible Debenture prior to maturity for an amount equal to the outstanding principal balance plus accrued and unpaid interest.  Absent any restrictions under the federal securities laws, Delek GOM Investment’s ability to sell shares of Common Stock issued upon conversion of the Convertible Debenture will be limited, in any one-month period, to 10% (ten percent) of the total volume of such converted shares.

The foregoing descriptions of the Participation Agreement, Term Loan Agreement, the Warrants, the Registration Rights Agreement and the Convertible Debenture are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits 7.1, 7.2, 7.3, 7.4 and 7.5 hereto, respectively, and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as set forth below:

Exhibit 7.1
Participation Agreement, dated January 1, 2018 by and among the Issuer, Texas South Energy, Inc. and Delek GOM Investments, LLC (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Issuer filed on January 12, 2018).

Exhibit 7.2
Term Loan Agreement by and between the Issuer and Delek GOM Investments, LLC, dated as of March 1, 2019 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on March 7, 2019).

Exhibit 7.3	Form of Warrant Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on March 7, 2019).

Exhibit 7.4	Registration Rights Agreement, dated March 25, 2019, between the Issuer and Delek GOM Investments, LLC (filed with Amendment No. 1 to Schedule 13D).

Exhibit 7.5	Convertible Debenture, dated October 22, 2019.

Exhibit 7.6	Joint Filing Agreement, dated as of March 7, 2019, by and among the Reporting Persons (filed with Original Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2019

ITSHAK SHARON (TSHUVA)

/s/ Itshak Sharon (Tshuva)
By: Itshak Sharon (Tshuva)

DELEK GROUP LTD.

/s/ Leora Pratt Levin
By: Leora Pratt Levin
Its: Authorized Person

DKL INVESTMENTS LIMITED

/s/ Danny Cole
By: Danny Cole
Its: Authorized Person

DELEK GOM HOLDINGS, LLC

/s/ Leora Pratt Levin
By: Leora Pratt Levin
Its: Authorized Person

DELEK GOM INVESTMENTS, LLC

/s/ Leora Pratt Levin
By: Leora Pratt Levin
Its: Authorized Person

 Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF DELEK GROUP LTD.

The directors and executive officers of Delek Group Ltd. are set forth below.

Each of the individuals listed below is a citizen of Israel. The principal business address of each of the executive officers, and, unless otherwise noted, directors listed below is 19 Abba Eban Blvd. P.O.B. 2054, Herzliya 4612001, Israel. The present principal occupation or employment of each of the executive officers is his or her position at the Company. For each of the directors, the present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted is below.

Name	Title
Asaf Bartfeld	President and Chief Executive Officer
Idan Wallace	Deputy CEO
Barak Mashraki	Executive VP and CFO
Leora Pratt Levin	Executive VP and Chief Legal Counsel
Yossi Barnea	Chief Investment Officer
Ido Adar	Treasurer
Niv Sarne	Head of Energy, Business Development & M&A
Adv. Boaz M. Schnitzer	Head of Global Taxation & Structuring
Itzhak Sharon Tshuva	Director
Gabriel Last	Director
Roni Ron Milo	Director
Abraham Harel	Director
Carmit Elroy	Director
Yehudit Teitelman Zeidenberg	Director
Shimon Doron	Director

EXHIBIT INDEX

Exhibit 7.1
Participation Agreement, dated January 1, 2018 by and among the Issuer, Texas South Energy, Inc. and Delek GOM Investments, LLC (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Issuer filed on January 12, 2018).

Exhibit 7.2
Term Loan Agreement by and between the Issuer and Delek GOM Investments, LLC, dated as of March 1, 2019 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on March 7, 2019).

Exhibit 7.3	Form of Warrant Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on March 7, 2019).

Exhibit 7.4	Registration Rights Agreement, dated March 25, 2019, between the Issuer and Delek GOM Investments, LLC (filed with Amendment No. 1 to Schedule 13D).

Exhibit 7.5	Convertible Debenture, dated October 22, 2019.

Exhibit 7.6	Joint Filing Agreement, dated as of March 7, 2019, by and among the Reporting Persons (filed with Original Schedule 13D).